Exhibit 99.1

MEDIFOCUS INC. APPOINTS JOSEPH M. CHALIL TO ITS

STRATEGIC ADVISORY BOARD

COLUMBIA, MD and Toronto, ON – June 4, 2015 – Medifocus, Inc. OTCQX: MDFZF and TSXV: MFS) , a medical system and device company which announced recently that the Company is making a strategic transformation to become a biotechnology company by entering into the business of development and commercialization of heat activated and tumor targeted molecular/genetic therapeutics announced today that the Company has established a Strategic Advisory Board (SAB) and has appointed Dr. Joseph M. Chalil, MD, MBA, FACHE, as one of the Company’s Strategic Business Advisors.

Dr. Augustine Y. Cheung, CEO of Medifocus, summarized the function of the SAB as an in-house consultancy consisting of a team of experts who can serve in the role of devil’s advocate and encourage out-of-the-box thinking leading to innovative strategic decisions. He further added, “The new business focus of Medifocus encompasses development and commercialization of both medical systems and devices and also molecular/genetic cancer therapeutics worldwide. The Company intends to appoint a group of experts with decades of experience in a variety of fields ranging from medical devices, to biopharmaceuticals, to finance, to marketing and sales, and to transnational commerce.”

Dr. Chalil is Associate Director, Health Science Executives of Boehringer Ingelheim, the world’s largest privately held pharmaceutical company. Headquartered in Ingelheim, Germany, the company operates globally in more than 50 countries. In 2014, Boehringer Ingelheim achieved net sales of about 13.3 billion euros.

In addition to his responsibilities at Boehringer Ingelheim, Dr. Chalil is the Chairman of Global Clinical Research and Trial Network of the American Association of Physicians of Indian Origin (AAPI) and has served as Scientific Advisor to AAPI for the past five years. AAPI is the second largest physician organization in the US second only to AMA, and the largest ethnic medical organization in the country.

A veteran of the United States Navy Medical Corps, Dr. Chalil is also board certified in healthcare management, and has been awarded Fellowship by the American College of Healthcare Executives, an international professional society of more than 40,000 healthcare executives who lead hospitals, healthcare systems and other healthcare organizations.

Dr. Chalil is an expert in US Healthcare policy and a strong advocate for patient centered care, and has also served as an advisor to various national political campaigns on healthcare issues.

As the former CEO of Clinical Consultants International, he represented prominent healthcare companies, including GE Healthcare, Genpact, HIRCO Group, Godrej Ltd, KLE University, Somaiya Group, Pushpanjali Crosslay Hospital, Excel Life Sciences and various international pharmaceutical firms over the past decade.

Dr. Chalil completed his higher studies in University of Medicine and Dentistry of New Jersey, Davenport University, JJM Medical College and Baylor College of Medicine. He has been a Visiting Professor at various Universities and serves on various company Boards.

Dr. Augustine Y. Cheung, CEO of Medifocus, said, “Dr. Joseph M. Chalil is truly an expert in the field of healthcare, its management and public policy related to it. We are impressed with his background, training and experience, and it is with great pleasure that we add him to our Strategic Advisory Board. He will undoubtedly be a source of advice on which we will rely on greatly.”

Dr. Chalil said, “I am very pleased to have my named added to the impressive list of people who will compose the Strategic Advisory Board of Medifocus. The Company’s technology, both the Prolieve Thermodilatation System and the Adaptive Phased Array (APA) Microwave Focusing Platform, are both safe and effective, and I believe possess great potential in the treatment of prostate problems and breast cancers respectively. I am also excited about new technology that Medifocus is working on with Duke University, its heat-activated and tumor targeted Immunotherapy, which could prove invaluable in the treatment of cancer and other diseases.”

About Medifocus, Inc.:

Medifocus owns two fully developed technology platforms with comprehensive United States and international patent protection: (i) The Endo-thermotherapy Platform-a catheter-basis focused heat technology platform that utilizes natural body openings to deliver precise microwave thermotherapy to the diseased sites. The United States Food and Drugs Administration (FDA) approved Prolieve Thermodilatation System for the treatment of Benign Prostatic Hyperplasia (BPH) was developed based on the Endo-thermotherapy and is currently generating revenue; and (ii) the Adaptive Phased Array (APA) Microwave Focusing Platform, invented by the Massachusetts Institute of Technology, licensed to Medifocus directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue. Medifocus’ APA 1000 Breast Cancer Treatment System, developed from the APA technology platform, has received approval from the FDA and Health Canada to conduct the pivotal Phase III clinical trials. Medifocus believes that these two technology platforms can provide the design basis for the development of multiple cancer treatment systems for surface, subsurface and deep seated localized and regional cancers.

Recently, Medifocus announced that the Company is expanding its business scope by entering into the business of development and commercialization of heat activated and tumor-targeted molecular/genetic therapeutics for treatment of cancer. Company has secured an exclusive option to license from Duke University the rights to develop heat activated and tumor targeted IL-12 immunotherapy for treatment of cancer. With Prolieve and the APA 1000, Medifocus already possess the focused heating to pursue tumor-targeted treatment of prostate and breast cancer.

Please visit

www.medifocusinc.com, www.prolieve.com and //www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627 for more details.

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information”, which may not be based on historical facts. Forward-looking statements and forward-looking information, include, but are not limited to, information and statements with respect to the benefit to Medifocus’ future growth resulting from the acquisition of additional intellectual property rights, additional treatment possibilities and the expectation that sales from Prolieve® may accelerate as a consequence. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or forward-looking information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and forward-looking information. Except as required by applicable securities laws, the Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, events or developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Relations: John Mon, COO, Medifocus, Inc. Tel: 410-290-5734

jmon@medifocusinc.com

Investor Relations: Michael Porter, President, Porter, LeVay and Rose, 212-564-4700

Mike@plrinvest.com

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